FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of May 2011

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Announces Creation of

Marine Joint Venture with Elnusa

PARIS, France – May 20th 2011 – CGGVeritas (ISIN: 0000120164 – NYSE: CGV) announced today that it has signed an agreement with PT Elnusa Tbk (Elnusa) to create a marine joint venture company. The newly established company, PT Elnusa-CGGVeritas Seismic, is 51% owned by Elnusa and 49% owned by CGGVeritas and will deliver 2D and 3D marine seismic acquisition services to oil and gas company clients mainly operating in Indonesia and the Region.

PT Elnusa-CGGVeritas Seismic will operate the first Indonesian-owned and flagged seismic vessel, the Elnusa Finder. The Elnusa Finder was purpose-built in Singapore and is equipped with four Sercel solid streamers. She is scheduled to conduct her first commercial survey in Indonesia starting in May, 2011, near Madura Island in East Java, on behalf of Husky Oil.

Jean-Georges Malcor, CEO of CGGVeritas, said: “The Indonesian and regional oil and gas E&P industry has significant potential for growth. Our new joint venture will enable our long-term partner, Elnusa, to expand its capability in marine seismic services by building on local expertise and offering the benefits of the latest CGGVeritas seismic technology to regionally established clients.”

providing infrastructure for PTSC’s international E&P activity and expansion globally.”

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

May 20th, 2011	By /s/ Gerard CHAMBOVET
Gerard CHAMBOVET
EVP General Secretary